



08005539

October 16, 2008

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between October 1, 2008 through October 15, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR- Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

10/23

RESVERLOGIX CORP.

NOTICE OF ANNUAL MEETING TO BE HELD ON OCTOBER 28, 2008

To Holders of Common Shares:

TAKE NOTICE that an Annual Meeting (the "Meeting") of the shareholders of Resverlogix Corp. (the "Corporation") will be held on Tuesday, October 28, 2008 at the Calgary TELUS Convention Centre, The Glen 201 and 202 Room, 120 9th Avenue SE, Calgary, Alberta at 2:00 p.m. (Calgary time) for the following purposes:

1.   to receive the audited financial statements of the Corporation for the year ended April 30, 2008 and the report of the auditors thereon;

2.   to set the number of directors to be elected at the Meeting at seven (7);

3.   to elect directors for the ensuing year as described in the Management Information Circular accompanying this Notice;

4.   to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

5.   to transact such other business that may properly come before the Meeting or adjournments thereof.

The board of directors has fixed the close of business on Friday, September 26, 2008 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Corporation's registrar and transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 2:00 p.m., Calgary time, on Friday, October 24, 2008, being at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or adjournments thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Your participation as a shareholder is very important to the Corporation. Please ensure your shares are represented at the Meeting.

DATED at Calgary, Alberta, this 26th day of September, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Donald J. McCaffrey"*

Donald J. McCaffrey
President, CEO and Secretary



ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON TUESDAY, OCTOBER 28, 2008

NOTICE OF MEETING
AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RESVERLOGIX CORP. OF PROXIES TO BE VOTED AT THE ANNUAL MEETING OF SHAREHOLDERS OF RESVERLOGIX CORP. TO BE HELD ON TUESDAY, OCTOBER 28, 2008.

TO BE HELD AT:
Calgary TELUS Convention Centre, The Glen 201 and 202 Room
120 9th Avenue SE, Calgary, AB

At 2:00 p.m. (Calgary Time)

Dated: September 26, 2008

RESVERLOGIX CORP.

NOTICE OF ANNUAL MEETING TO BE HELD ON OCTOBER 28, 2008

To Holders of Common Shares:

TAKE NOTICE that an Annual Meeting (the "Meeting") of the shareholders of Resverlogix Corp. (the "Corporation") will be held on Tuesday, October 28, 2008 at the Calgary TELUS Convention Centre, The Glen 201 and 202 Room, 120 9th Avenue SE, Calgary, Alberta at 2:00 p.m. (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Corporation for the year ended April 30, 2008 and the report of the auditors thereon;

2. to set the number of directors to be elected at the Meeting at seven (7);

3. to elect directors for the ensuing year as described in the Management Information Circular accompanying this Notice;

4. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

5. to transact such other business that may properly come before the Meeting or adjournments thereof.

The board of directors has fixed the close of business on Friday, September 26, 2008 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Corporation's registrar and transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 2:00 p.m., Calgary time, on Friday, October 24, 2008, being at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or adjournments thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Your participation as a shareholder is very important to the Corporation. Please ensure your shares are represented at the Meeting.

DATED at Calgary, Alberta, this 26th day of September, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Donald J. McCaffrey"

_____
Donald J. McCaffrey
President, CEO and Secretary

RESVERLOGIX CORP.

MANAGEMENT INFORMATION CIRCULAR

For the Annual Meeting of Shareholders
to be held on Tuesday, October 28, 2008

PROXIES

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Resverlogix Corp. (the "Corporation") for use at the Annual Meeting of the holders (the "Shareholders") of common shares (the "Common Shares") of the Corporation to be held on Tuesday, October 28, 2008, at the Calgary TELUS Convention Centre, The Glen 201 and 202 Room, 120 9th Avenue SE, Calgary, Alberta at 2:00 p.m. (Calgary time) and at any adjournment thereof (the "Meeting"), for the purposes set forth in the accompanying Notice of Meeting. Only Shareholders of record at the close of business on September 26, 2008 (the "Record Date") are entitled to notice of, and to attend and vote at, the Meeting, unless a Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder establishes ownership to the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included on the list of Shareholders.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as **"Beneficial Shareholders"**) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communications) ("**Broadridge**"). Broadridge typically mails a scannable "voting instruction form" in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder

receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted. Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

Beneficial Shareholders who intend to attend the Meeting in person should read "Appointment and Revocation of Proxies" below.

Appointment and Revocation of Proxies

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A form of proxy or voting instruction form (each referred to as a "**Form of Proxy**") accompanies the Notice of Meeting and this Management Information Circular. **The persons named in the Form of Proxy are officers of the Corporation. A person or corporation submitting the form of proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by the Corporation. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.** A Shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and should instruct him or her as to how the Shareholder's Common Shares are to be voted. If they cannot attend the Meeting in person, Shareholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy. In any case, the Form of Proxy should be dated and executed by the Shareholder or his attorney duly authorized in writing. In order to be effective, the proxy must be deposited at the office of the Corporation's transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the Corporation's registered office at 751, 815 - 8th Avenue SW, Calgary, Alberta, T2P 3P2, at any time prior to 4:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Management Information Circular and the solicitation of proxies will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of the Corporation, who will not be remunerated therefor.

Exercise of Discretion by Proxies

The Common Shares represented by proxies in favour of management nominees will be voted on any poll at the Meeting and where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted in accordance with the specification so made.

In the absence of such specification, such Common Shares will be voted IN FAVOUR of the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting or any other matters are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter. At the time of printing this Management Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

Quorum

The by-laws of the Corporation provide that a quorum of Shareholders is present at a meeting of shareholders of the Corporation if at least two persons are present in person or by proxy representing not less than five percent (5%) of the outstanding shares of the Corporation entitled to be voted at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at the effective date of this Management Information Circular (the "**Effective Date**"), which is September 26, 2008, the Corporation has 27,304,184 Common Shares without nominal or par value outstanding. As at the Effective Date, the Corporation has nil Preferred Shares issued and outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on September 26, 2008 (the "**Record Date**") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and the executive officers of the Corporation, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation except for the following:

Beneficial Owner(s)	Common Shares held as at September 26, 2008	Percentage of Outstanding Common Shares
Donald J. McCaffrey Calgary, Alberta	3,428,671	12.6%
Dr. Norman Wong Calgary, Alberta	3,075,259	11.3%

MATTERS TO BE ACTED UPON AT THE MEETING

1. Presentation of Financial Statements

The consolidated financial statements of the Corporation for the year ended April 30, 2008, together with the auditors' report on those financial statements, have been mailed to the registered Shareholders of the Corporation and those Shareholders who responded to the Corporation's supplemental mail list card. These financial statements are also available on the internet on the Corporation's SEDAR profile at www.sedar.com.

2. Election of Directors

At the Meeting, Shareholders will be asked to elect seven directors to serve until the next annual general meeting, or until their respective successors have been elected or appointed. **Unless otherwise directed, the Common Shares of the Corporation represented by proxy in favour of management nominees will be voted FOR the election of nominees herein listed.**

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The directors of the Corporation are nominated by Shareholders of the Corporation at each annual meeting of shareholders. All directors serve until the next annual meeting or until a successor is elected or appointed, unless his position is earlier vacated. The board of directors currently consists of eight directors, seven of whom are standing for re-election at this Meeting. The name, residence, date of appointment, principal occupation and five year occupational history (where necessary), and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, with respect to each of the seven nominees as directors of the Corporation is set forth below.

Name and Residence	Director Since	Principal Occupation and Five Year Occupational History for New Nominees	Common Shares Beneficially Owned or Controlled or Directed as at September 26, 2008 [1][2]
Donald J. McCaffrey Calgary, Alberta	April 25, 2003	President, CEO, Director and Secretary of the Corporation.	3,428,671 (12.6%)
Dr. William A. Cochrane [4] Calgary, Alberta	April 25, 2003	President and Director, W.A. Cochrane & Associates Inc., a private consulting firm.	100,300 [5] (<1%)
Wayne Chiu [3] Calgary, Alberta	April 25, 2003	Founder, CEO, President and Director, of Trico Developments Corporation, an Alberta-based private development corporation.	1,866,107 (6.8%)
Whitney O. Ward [3] Beaver Creek, Colorado	April 25, 2003	Chairman, Resort Ventures West, Inc., a real estate development company headquartered in Colorado.	312,275 (1.1%)
Roger S. Newton, PhD [4] Ann Arbor, Michigan	July 10, 2007	President and CEO of Esperion Therapeutics	35,000 [6] (<1%)
Stella M. Thompson [3][4] Calgary, Alberta	September 12, 2007	Principal of Governance West Inc., a private consulting firm, since 1996 and Corporate Director.	1,000 (<1%)

Name and Residence	Director Since	Principal Occupation and Five Year Occupational History for New Nominees	Common Shares Beneficially Owned or Controlled or Directed as at September 26, 2008 [1][2]
Kathleen Jan Gray [3] Calgary, Alberta	July 3, 2008	Practicing Chartered Accountant; Executive Vice President and Treasurer of Cartwright Canada Inc., a legal publishing company, since 2005; Controller of Felesky Flynn LLP, a regional Alberta law firm, since 2002.	Nil

Notes:
(1)   Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, is based upon the information furnished to the Corporation by the above individuals.
(2)   Assumes a total of 27,304,184 Common Shares issued and outstanding as at the Effective Date.
(3)   Directors who are currently members of the Corporation's Audit and Finance Committee.
(4)   Directors who are currently members of the Corporation's Governance and Human Resources Committee.
(5)   Shares held in the name of W. A. Cochrane & Associates Inc., a corporation wholly owned by Dr. Cochrane.
(6)   Shares held in the name of Esperance Family Foundation (10,000 Common Shares), a corporation owned by Mr. Newton.

Cease Trade Orders or Bankruptcies and Sanctions

Other than as set out below, no proposed director is as at the date hereof, or has been within the last ten years of the date hereof, a director or executive officer of any company (including the Corporation) that, while he was acting in such capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. No proposed director has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In 2003, Stella M. Thompson, a director of the Corporation, was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the *Companies' Creditors Arrangement Act* (Canada) recognizing and implementing the plan in Canada.

3.   **Appointment of Auditors**

KPMG LLP are the current auditors of the Corporation. KPMG LLP were first appointed as auditors of the Corporation on April 9, 2003. At the Meeting, Shareholders will be requested to re-appoint KPMG LLP, Chartered Accountants, as the independent auditors of the Corporation to hold office until the next annual general meeting of the Shareholders and to authorize the board of directors to fix the auditors' remuneration. Certain information regarding the Corporation's Audit and Finance Committee, including the fees billed by the Corporation's external auditors in the last two fiscal years, that is required to be disclosed in accordance with Multilateral Instrument 52-110 - *Audit Committees* is contained in the Corporation's annual information form for the year ended April 30, 2008 under the heading "Form 52-110F1 Audit Committee", an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com. Upon request, a copy of the Corporation's annual information form will be provided free of charge to any securityholder of the Corporation.

Unless otherwise directed, the Common Shares represented by proxies in favour of the Management Designees will be voted FOR the appointment of the firm of KPMG LLP, Chartered

Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual general meeting of the Shareholders and to authorize the directors to fix their remuneration as such.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all annual and long-term compensation of the individuals who were, during the fiscal year ended April 30, 2008, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers in each case whose salary plus bonus in the fiscal year ended April 30, 2008 was in excess of $150,000, (collectively the "**Named Executive Officers**"), for the financial years of the Corporation ending in 2008, 2007 and 2006.

Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year Ended April 30	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARS[1] Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP[2] Payouts ($)	All Other Compensation ($)
Donald J. McCaffrey	2008	313,333	109,667	Nil	50,000	Nil	Nil	Nil
President, CEO and	2007	254,167	87,500	Nil	Nil	Nil	Nil	Nil
Secretary	2006	194,305	87,500	Nil	150,000	Nil	Nil	Nil
Dr. Jan Johansson	2008	371,577	Nil	Nil	Nil	Nil	Nil	Nil
Senior VP, Clinical	2007	242,060	Nil	Nil	Nil	Nil	Nil	Nil
Affairs	2006	148,794	Nil	Nil	400,000	Nil	Nil	Nil
Kelly McNeill	2008	183,333	36,667	Nil	25,000	Nil	Nil	Nil
CFO [3]	2007	142,220	31,200	Nil	75,000	Nil	Nil	Nil
Kenneth Lebioda	2008	158,333	39,583	Nil	Nil	Nil	Nil	Nil
Senior VP, Business and Market Development [4]	2007	127,543	37,500	Nil	50,000	Nil	Nil	Nil

Notes:
(1) "SAR" or "Stock Appreciation Right" means a right, granted by the Corporation or its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.
(2) "LTIP" or "Long-term Incentive Plan" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.
(3) Mr. McNeill was appointed CFO of the Corporation effective May 30, 2006.
(4) Mr. Lebioda was appointed Senior VP, Business and Market Development of the Corporation effective August 2, 2006.

Stock Option Plan

The purpose of the Corporation's stock option plan (the "Plan") is to afford individuals who provide services to the Corporation or any of its subsidiaries or affiliates, including directors, officers, employees, or service providers, an opportunity to obtain a proprietary interest in the Corporation by permitting them to purchase Common Shares of the Corporation and to aid in attracting, as well as retaining and encouraging the continued involvement of, such individuals with the Corporation. The Plan is currently the Corporation's only securities-based compensation arrangement pursuant to which securities may be issued from treasury of the Corporation.

Under the Plan the board of directors may, from time to time, grant options to purchase Common Shares to directors, officers, employees, consultants and other eligible service providers of the Corporation and

its subsidiaries and affiliates, if any. The Plan is a "10% rolling plan" in that it continuously provides for the reservation of a number of Common Shares under the plan equal to 10% of the Corporation's issued and outstanding Common Shares on an undiluted basis. Thus, the maximum number of Common Shares that may be reserved under the Plan will, from time to time, vary proportionately to the issued and outstanding share capital of the Corporation. Further, provisions have been added to the Plan to make it a "reloading plan", meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock options under the Plan.

Restrictions on the participation of Insiders have been added to the Plan, such that the aggregate number of Common Shares issuable under the plan, combined with all Common Shares issuable under all other security based compensation arrangements, to insiders cannot exceed 10% of the issued and outstanding Common Shares at any time; and the number of Common Shares issued to insiders in aggregate, within any one-year period under the Plan and any other securities based compensation arrangement cannot exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issuable under stock options granted to any eligible individual, within any one year period, under the Plan and any other securities based compensation arrangement, cannot exceed 5% of the issued and outstanding Common Shares of the Corporation, with the exception of a consultant, who may not receive options exercisable into a number of Common Shares in excess of 2% of the issued and outstanding Common Shares at the time of grant.

The exercise price of the Common Shares subject to each option shall be determined by the board of directors of the Corporation at the time the option is granted. In no event shall such exercise price be lower than the 5 day volume weighted average trading price of the Common Shares on the TSX.

Subject to earlier termination as described below, each option and all rights thereunder granted pursuant to the Plan shall expire on the date determined by the board of directors, provided that the duration of an option shall not exceed 10 years. The Plan also incorporates a provision such that where the option would otherwise expire during, or within 10 days following the last day of, a trading black out period implemented by the Corporation, the expiry date for such option will then become the 10th day following such black-out period.

Subject to any vesting restrictions imposed by the TSX, the board of directors of the Corporation may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restrictions shall exist.

Vested options may be exercised no later than 30 days following the date the optionee ceases to be a director, officer, employee or consultant of the Corporation, provided that if the cessation of office, directorship, employment or consulting arrangement is by reason of death, vested options may be exercised by the successors of the deceased within a maximum period of one year following such death, subject to the expiry date of such option. Options may be transferred to certain permitted assigns of the optionee, including the optionee's spouse, an administrator acting on behalf or for the benefit of the optionee or his/her spouse, a holding entity of the optionee or his/her spouse and a RRSP or RRIF of the optionee or his/her spouse.

There are currently 27,304,184 issued and outstanding Common Shares in the capital of the Corporation. Therefore, currently a maximum of 2,730,418 Common Shares may be reserved and allocated under the Plan. This number will increase if and as the issued and outstanding share capital of the Corporation increases. Under the Plan, there are currently outstanding stock options for 2,490,700 Common Shares, leaving room for 239,718 Common Shares to be reserved for future allocations. In addition, pursuant to the rules of the TSX and as ratified by the Shareholders at the Corporation's 2006 annual and special meeting, the Corporation also has outstanding stock options for 1,332,500 Common Shares which were issued beyond what the Corporation was eligible to reserve under the Plan. The Corporation has also issued stock options for 105,000 Common Shares to certain senior officers of the Corporation as an inducement to employment, pursuant to the rules of the TSX. Therefore, the total number of stock options outstanding as at the Effective Date is equal to 3,928,200.

Option Grants During the Most Recently Completed Financial Year

The following table sets out information concerning grants of options during the financial year ended April 30, 2008 to the Named Executive Officers.

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year[1]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[2]	Expiration Date
Donald J. McCaffrey President, CEO and Secretary	50,000	6.3%	$15.90	$15.90	May 14, 2012
Dr. Jan Johansson Senior VP, Clinical Affairs	Nil	0.0%	n/a	n/a	n/a
Kelly McNeill CFO	25,000	3.2%	$15.90	$15.90	May 14, 2012
Kenneth Lebioda Senior VP Business and Market Development	Nil	0.0%	n/a	n/a	n/a

Notes:
(1)   The total number of options granted during the twelve month period ended April 30, 2008 was 790,000.
(2)   The Corporation uses the five day volume weighted average trading price, in accordance with TSX rules, to set the exercise price for stock options granted.

Option Exercises and Year-end Option Values

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officers as of the most recent financial year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-end[1] Exercisable/Unexercisable
Donald J. McCaffrey President, CEO and Secretary	Nil	Nil	622,500 / 87,500	$5,618,650 / $189,750
Dr. Jan Johansson Senior VP, Clinical Affairs	Nil	Nil	800,000 / Nil	$6,042,000 / Nil
Kelly McNeill CFO	Nil	Nil	37,500 / 62,500	$205,875 / $205,875
Kenneth Lebioda Senior VP, Business and Market Development	Nil	Nil	97,500 / 32,500	$535,400 / $39,900

Notes:
(1)   Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the Toronto Stock Exchange on the last day the Common Shares traded prior to the most recent financial year-end, being April 30, 2008 ($12.29), less the exercise price of in-the-money stock options multiplied by the number of options.

Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

The Corporation did not have any long-term incentive plans in place during the most recently completed financial year.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to, or exercised by, the Named Executive Officers of the Corporation since incorporation. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The Corporation did not make any downward repricing of stock options or stock appreciation rights in its most recently completed financial year.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have in place any pension or retirement plan. Other than as described herein, the Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

At April 30, 2008, the Corporation had an executive employment agreement in place with the President and CEO of the Corporation, providing for an annual salary of $340,000 effective January 1, 2008. The President and CEO is eligible to receive bonuses as and when approved by the Governance and HR Committee and board of directors, and the agreement is reviewed annually by the Governance and HR Committee. In the event of (i) a change of control, (ii) a change in the President and CEO's responsibilities, (iii) the Corporation being in breach or in default of its obligations under the agreement, or (iv) for termination other than for cause, disability, death, and voluntary termination, the President and CEO is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

At April 30, 2008, the Corporation also had an executive employment agreement in place with the CFO of the Corporation, providing for an annual salary of $200,000 effective January 1, 2008. The CFO is eligible to receive bonuses as and when approved by the Governance and HR Committee and board of directors, and the agreement is reviewed annually by the Governance and HR Committee. In the event of (i) a change of control, (ii) a change in the CFO's responsibilities, (iii) the Corporation being in breach or in default of its obligations under the agreement, or (iv) for termination other than for cause, disability, death, and voluntary termination, the CFO is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

The Corporation entered into a consulting services agreement in March 2004, with Dr. Jan Johansson, Senior VP Clinical Affairs. The consulting services agreement provides for annual compensation of US $360,000 effective February 1, 2007. The agreement is extended on a year-to-year basis and is reviewed annually by the Governance and HR Committee.

At April 30, 2008, the Corporation also had an executive employment agreement in place with the Senior VP, Business and Market Development, providing for an annual salary of $175,000, effective January 1, 2008. The Senior VP, Business and Market Development is eligible to receive bonuses as and when approved by the Governance and HR Committee and board of directors, and the agreement is reviewed annually by the Governance and HR Committee. In the event of (i) a change of control, (ii) a change in the responsibilities, (iii) the Corporation being in breach or in default of its obligations under the agreement, or (iv) for termination other than for cause, disability, death, and voluntary termination, the Senior VP, Business and Market Development is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

Other Compensation

Other than as set forth herein, the Corporation did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which equalled less than $50,000 and 10 percent of the total of the annual salary and bonus for each individual.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation's most recently completed financial year.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of Common Shares remaining available for issuance under equity compensation plans (excluding securities reflected in column a)
Equity compensation plans approved by securityholders	3,889,200 [1]	$6.96	143,316 [2]
Equity compensation plans not approved by securityholders	105,000 [3]	$6.80	Nil
Total	3,994,200	$6.96	143,316

Notes:
(1) 1,342,500 of the outstanding options were granted outside of the Plan and were approved by the Shareholders of the Corporation at the Annual and Special Meeting held on October 27, 2006.
(2) The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding shares of the Corporation. At April 30, 2008, the Corporation had 26,900,160 Common Shares issued and outstanding.
(3) Options to acquire Common Shares were granted by the Corporation to two executive officers in connection with offers of employment from the Corporation. Although these options were not granted pursuant to the Plan, they have terms that are generally consistent with options granted under the Plan.

Compensation of Directors

The Corporation currently has eight (8) directors, one (1) of whom is also an executive officer. During the most recently completed financial year, the Corporation paid a total of $152,706 in cash compensation for Directors' fees (consisting of a combination of an annual retainer and per meeting fee for each committee and board meeting attended) to the non-management directors for services rendered in their capacity as directors, not including reimbursement of reasonable expenses, which was paid in addition to this amount.

During fiscal 2008 the Corporation paid consulting fees of $20,000 to an entity controlled by a director of the Corporation, with respect to business and scientific consulting.

During the most recently completed financial year, the Corporation granted to the non-management directors of the Corporation 375,000 options at an exercise price of $15.90 per Common Share, expiring on May 14, 2012; and 75,000 options at an exercise price of $12.07 per Common Share, expiring on September 18, 2011.

Named Executive Officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such Named Executive Officers in their capacity as executive officers. See *"EXECUTIVE COMPENSATION – Summary Compensation Table"*.

REPORT ON EXECUTIVE COMPENSATION

Governance and HR Committee

The Corporation has a Governance and HR Committee which was comprised of Dr. Donald Rix (Chair), Dr. William Cochrane, Mr. Roger Newton and Ms. Stella Thompson as at April 30, 2008.

Report on Executive Compensation

The Corporation's executive compensation program for the year ended April 30, 2008 was designed to support an appropriate relationship between executive pay and the creation of shareholder value. The objectives of the program were as follows:

- To provide compensation comparable to similar companies thereby enabling the Corporation to attract and retain talented executives critical to the Corporation's long-term success.

- To align the interests of executives with long-term interests of Shareholders through Option awards whose value over time depends upon the market value of the Common Shares.

- To motivate and retain key senior officers to achieve strategic business initiatives and reward them for their individual and team achievements.

The Corporation compensates its executive officers primarily through base salary, annual bonuses and long-term equity based incentives, being participation in the Plan. In addition, the Corporation's executive officers participate in the Corporation's benefit programs, including life insurance and health and dental, on the same basis that such benefits are offered to all employees of the Corporation.

Base Salary

Base salary is the principal component of executive compensation. Base salary for each executive officer is established on the basis of the position held and the related responsibilities and functions performed by the executive officer, having regard to base salary ranges for similar positions in companies of comparative size in the biotech industry. Individual and corporate performance is also taken into account in determining base salary levels for executives.

Annual Bonuses

For the fiscal year ended April 30, 2008 executive officers were paid a base bonus, which is paid only if established performance targets are met.

Long-Term Equity Based Incentives

A key component of the Corporation's compensation strategy is based on long-term incentives for employees, officers and directors which are provided through participation in the Plan. The Plan provides an opportunity for all employees, including the President and CEO, CFO and executive officers and directors, to participate in the growth in market value of the Common Shares on a basis consistent with the above principles and objectives. In determining the number of options to be granted to an executive, the number and terms of options previously granted, individual and team responsibilities and functions, individual performance and projected contribution are considered. During fiscal 2008, stock options to acquire 75,000 Common Shares were granted to the Named Executive Officers. See "Executive Compensation – Option Grants During the Most Recently Completed Financial Year.

Compensation of the President and Chief Executive Officer

Mr. McCaffrey's annual compensation, long-term compensation and other compensation are disclosed in the Summary Compensation table. The compensation paid to Mr. McCaffrey for the fiscal year ended April 30, 2008 was based on the same factors and criteria used to determine executive compensation generally. In determining an appropriate level of compensation, the Governance and HR Committee subjectively and quantitatively analyzed his performance, the Corporation's overall corporate performance and his contribution to that performance. Specific factors considered in setting bonus levels include Shareholder returns, operational and financial results and the success of the Corporation's business plan and strategies.

Submitted on behalf of the Governance and HR Committee:

Dr. Donald Rix (Chair)
Dr. William Cochrane
Roger Newton
Stella Thompson

PERFORMANCE GRAPH

The following graph illustrates the cumulative total shareholder return of a $100 investment in the Corporation's Common Shares, compared with the cumulative total return of the S&P/TSX Composite Index. The time frame selected for the following performance graph is from April 30, 2003 (on April 30, 2003 the two predecessor companies to the Corporation combined and became listed on the TSX Venture Exchange as a research and development issuer) to fiscal year end April 30, 2008. On January 17, 2005, Resverlogix Corp. graduated from the TSX-V to the TSX.



DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

General

The board of directors and senior management of the Corporation consider good corporate governance to be central to the effective operation of the Corporation and are committed to maintaining a high standard of corporate governance.

The board of directors has delegated primary responsibility for the development of certain governance practices and mechanisms to the Governance and HR Committee. The Governance and HR

Committee's charter provides that the responsibilities of such committee include: (i) establishing and reviewing member characteristics for the board of directors; (ii) evaluating, identifying and recommending nominees to the board of directors; (iii) monitoring and reviewing the education and development of members of the board of directors; (iv) recommending directors to serve as committee members and chairs; (v) reviewing and developing corporate governance guidelines, policies and procedures for the board of directors; (vi) establishing and implementing evaluation processes for the board of directors, committees and chairs; (vii) establishing procedures for the engagement of independent counsel by a director; (viii) reviewing disclosure by the Corporation of matters within the committee's mandate; and (ix) reviewing and evaluating the committee's charter and efficacy.

The board and the Corporation have devoted significant attention and resources to reviewing the Corporation's corporate governance practices and ensuring that the Corporation's system of corporate governance will meet applicable legal requirements on an ongoing basis. Of particular note, the board of directors adopted its board of directors' Terms of Reference ("**Terms of Reference**") and a number of policies including policies related to insider trading, disclosure and the media, and a whistleblower policy, to assist the Corporation in maintaining a high standard of corporate governance. With input from the relevant committees, the board of directors also created the charters of all of its committees including the Audit and Finance Committee and the Governance and HR Committee.

In March 2007, the board of directors and the Corporation adopted Corporate Governance Guidelines (which set out the responsibilities of the board of directors as a whole, the structure of the board of directors, the responsibilities of directors and other matters related to the operations of the board of directors) and a Code of Ethics and Business Conduct (which is applicable to all directors, officers and employees of the Corporation).

In March 2008, following a review conducted by an independent consulting firm engaged by the Corporation to assess the Corporation's internal controls over financial reporting and disclosure controls and procedures, the board of directors approved amendments to certain of the Corporation's governance policies, charters and terms of reference, pursuant to recommendations received by the independent consulting firm. The board of directors is committed to continuing to monitor new developments relating to governance best practices to ensure the Corporation is achieving compliance and implementing processes accordingly.

The board of directors and the Corporation has appointed Dr. William Cochrane as Chairman of the board and a position description has been created for this position. Dr. Cochrane is a non-management director and as Chairman of the board, works to ensure that the board operates independently of management and that board members have an independent leadership contact. The Chairman of the board manages the affairs of the board, with a view to ensuring that the board functions effectively and meets its obligations and responsibilities. As the board of directors is comprised of a majority of independent directors, each of whom has significant experience in, and an understanding of the role and responsibilities of acting as a director, the independent directors believe that they collectively provide active and appropriate leadership amongst themselves with respect to stewardship of the Corporation.

Set out below is a description of certain corporate governance practices of the Corporation.

Board of Directors

The National Policy 58-201 – *Corporate Governance Guidelines* recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The board of directors is currently comprised of eight directors, seven of whom are proposed for election at the Meeting. Pursuant to the Terms of Reference, the Board is responsible for assessing director independence. The board of directors has assessed the independence of each director in accordance with the National Instrument 58-101 – *Disclosure of Corporate Governance Practices* and Multilateral Instrument 52-110 – *Audit Committees* ("**MI 52-110**"). Following this assessment as at the Effective Date, the Board concluded that six of eight directors (and therefore a majority of the directors), being Mr. Chiu, Mr. Newton, Ms. Thompson, Ms. Gray, Mr. Ward and Dr. Rix are independent. Mr. McCaffrey is not considered

independent by virtue of his executive position with the Corporation, and Dr. Cochrane is not considered independent by strict definition, pursuant to the rules outlined in MI 52-110, by virtue of the fees he received during the 2008 fiscal year for business and scientific consulting services he provided to the Corporation. Effective December 31, 2007, the Corporation and Dr. Cochrane terminated this consulting services arrangement and no further fees will be payable. It is noted that Dr. Cochrane is not involved with any part of management and is considered an independent director of the Board for all other intents and purposes.

The Corporation and the board of directors recognize the significant commitment involved in being a member of the board of directors. The Corporate Governance Guidelines contemplate rules regarding the requirement to notify the board of directors prior to serving on the board of directors of other publicly traded companies, limitations on the number of boards of other publicly traded companies on which a director may serve, limitations on the number of audit committees of other publicly traded companies on which members of the Audit and Finance Committee may serve and restrictions on the number of boards of other publicly traded companies on which two directors may serve together. The board of directors will be responsible for evaluating whether continued membership of the board of directors is appropriate and may consider exceptions to the limitations in certain circumstances.

Currently, the following directors serve on the boards of directors of other reporting issuers in Canada (or the equivalent in a foreign jurisdiction) as listed below. None of the directors serve together on the board of any other publicly traded entity.

Director	Public Company Board Membership
Donald J. McCaffrey	None
Wayne Chiu	None
Whitney O. Ward	None
Dr. William A. Cochrane	Oncolytics Biotech Inc. Sernova Corp.
Dr. Donald Rix	B.C. Advantage Funds (VCC) Ltd. Quest PharmaTech Inc.
Roger S. Newton	None
Stella M. Thompson	Talisman Energy Inc.
Kathleen Jan Gray	None

The board of directors generally meets four times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere that encourages participation and independence. In order to promote candid discussion among the independent directors, an in-camera session is held at every board meeting, from which Donald J. McCaffrey, and any management invitees in attendance are excused. Information regarding the number of board and committee meetings held during the fiscal year ended April 30, 2008 and the attendance at such meetings is provided below:

		Committees		
	Board	Audit and Finance	Governance and HR	Compensation[1]
Number of Meetings Held	4	4	1	1
Number of Meetings Attended				
Donald J. McCaffrey	4	N/A	N/A	N/A
Dr. William A. Cochrane[2]	4	2	1	1
Dr. Donald Rix[3]	2	N/A	0	1

		Committees		
	Board	Audit and Finance	Governance and HR	Compensation[1]
Wayne Chiu	4	4	N/A	1
Whitney O. Ward	3	3	N/A	N/A
Roger S. Newton[4]	3	N/A	1	N/A
Stella M. Thompson[5]	3	3	1	N/A
Kathleen Jan Gray[6]	N/A	N/A	N/A	N/A

Notes:
1. The Compensation Committee was replaced by the Governance and HR Committee effective September 12, 2007.
2. Dr. Cochrane resigned from the Audit and Finance Committee on September 12, 2007, following which two additional meetings of this Committee were held during the remainder of the fiscal year.
3. Dr. Rix was unable to attend certain meetings due to health reasons. He is not standing for re-election to the board of directors at this Meeting.
4. Mr. Newton became a Director of the Corporation on September 12, 2007 and has attended all meetings since his election.
5. Ms. Thompson became a Director of the Corporation on September 12, 2007 and has attended all meetings since her election.
6. Ms. Gray became a Director of the Corporation subsequent to the year ended April 30, 2008.

Board Mandate

The board of directors' primary responsibility is for the stewardship of the Corporation and the board of directors' fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the board of directors may also consider the legitimate interests which other stakeholders, such as employees, customers and communities, may have in the Corporation. In broad terms, the stewardship of the Corporation involves the board of directors in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity.

The board of directors discharges these responsibilities directly and through delegation of specific responsibilities to committees of the board of directors, and officers of the Corporation.

The Board Mandate is attached as Appendix A.

Position Descriptions

The board of directors has developed formal written position descriptions for the Chair, Chief Executive Officer and board committee chairs. The board of directors believes in a management team of the highest calibre and delegates specific duties and responsibilities to board committees and management and imposes certain limitations as to the authority of the committees and management including for example discretionary spending limits within the annual capital expenditure budget. The Chief Executive Officer, together with other senior management, is responsible for ensuring that the corporate objectives, developed annually with the board, are met in order to enhance Shareholder value. The Chair provides independent leadership to the board, and facilitates the functioning of the board independently of the Corporation's management and maintains and enhances the quality of the Corporation's corporate governance practice.

Orientation and Continuing Education

Each new director on the board is provided with a director's manual, which is updated on a regular basis. New board members are expected to review and become familiar with its contents. The director's manual contains the board of directors Terms of Reference, committee terms of reference, Corporate Governance Guidelines, the Code of Ethics and Business Conduct and the position descriptions of any officers and Committee Chairs, other key corporate policies and other relevant corporate and Board information.

The Corporation also provides directors with continuous opportunities to increase their knowledge and understanding of the Corporation's business. Briefings on strategic issues are conducted regularly, and typically include reviews of the competitive environment, the Corporation's performance relative to its peers, and any other developments that could materially affect the Corporation's business. In addition, the Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

Ethical Business Conduct

In March 2007, the board of directors adopted a Code of Ethics and Business Conduct ("**Code**") as recommended by the Governance and HR Committee. The Code sets out in detail the purpose, scope and application of the Code and outlines general principles by which the Corporation is governed. The Code and the method of administering the Code, handling inquiries and complaints, investigating violations, and reporting to the board of directors on matters related to the Code has been communicated to directors, officers and employees. The Code of Ethics and Business Conduct is available on the Corporation's website and has been filed on and is accessible through SEDAR at www.sedar.com.

The board of directors and the Audit and Finance Committee has also established a Whistleblower Policy to encourage employees, officers and directors to raise concerns regarding any matters, including accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment. A report on the status of any matters arising from the Whistleblower Policy is provided at each meeting of the Audit and Finance Committee.

In addition, in order to ensure independent judgment in considering transactions/agreements in which a director/officer has a material interest, all related party transactions are approved by the independent directors and all payments under related party transactions are approved by the Audit and Finance Committee.

Nomination of Directors

The responsibility for identifying new candidates for Board nomination has been delegated to the Governance and HR Committee. As of September 26, 2008, the Governance and HR Committee is comprised of Mr. Newton, Ms. Thompson, Dr. Rix and Dr. Cochrane, the majority of whom are independent directors. For further information concerning the responsibilities, powers and operations of the Governance and HR Committee see above under "General". If a vacancy occurs on the board of directors, or if additional members are deemed necessary, the Governance and HR Committee will, in consultation with the President and CEO, identify candidates who satisfy the skills and characteristics criteria and the long-term plan for the board of directors composition established by such committee. The Governance and HR Committee will recommend such candidates to the Board for appointment.

Compensation

The Governance and HR Committee's role is to assist the board of directors in fulfilling its responsibilities relating to matters of human resources and compensation, including equity compensation, and to establish a plan of continuity and development for senior management of the Corporation. The Governance and HR Committee also reviews and recommends to the board of directors a comprehensive statement of compensation philosophy, strategy and principles for the Corporation's executives, and periodically evaluates the Corporation's compensation and benefits program in accordance with such statement. The Governance and HR Committee reviews and makes recommendations to the board of directors regarding all new executive employment, consulting, retirement and severance agreements and arrangements proposed for the Corporation's executives, and evaluates existing agreements with the Corporation's executives, including the Chief Executive Officer, and with the Corporation's directors.

Further information regarding the activities of the Governance and HR Committee is provided in the Report on Executive Compensation elsewhere in this Management Information Circular.

Other Board Committees

The board of directors has an Audit and Finance Committee comprised of four independent directors, being Ms. Thompson, Ms. Gray, Mr. Ward and Mr. Chiu. Certain information regarding the Corporation's Audit and Finance Committee that is required to be disclosed in accordance with MI 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended April 30, 2008 under the heading "Form 52-110F1 Audit Committee Information", an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com.

Board Assessments

In March 2008, the Governance and HR Committee coordinated, and the board of directors completed its annual formal evaluation process to assess the effectiveness of the Board as a whole, each Committee and the contribution of individual directors. The results of the evaluation and recommendations relating thereto were discussed and considered by the Board and action items were addressed accordingly.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the board of directors and management of the Corporation, no director or executive officer of the Corporation or anyone who has held office as such since the beginning of the last financial year of the Corporation or of any associate or affiliate of any of the foregoing has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below, to the knowledge of the board of directors and management of the Corporation, no insider and none of the directors and executive officers of the Corporation, or associate or affiliate of any of the foregoing, has had an interest, direct or indirect, in any material transaction of the Corporation since the beginning of the Corporation's last financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation.

On March 16, 2004 Dr. Jan Johansson commenced working for the Corporation under a consulting agreement for his services through his Delaware corporation. As part of that agreement Dr. Johansson had permission to continue his existing work relating to peptide development for acute CVD treatment as the Company had nor has ever had any peptide program involvement. Due to some development progress in Dr Johansson's peptide program the Corporation obtained a right of first refusal on a peptide technology for the treatment of acute coronary syndrome late in 2006. The technology is owned by the private Delaware corporation whose principal owner is Dr. Jan Johansson, the Senior Vice-President of Clinical Affairs for the Corporation. The Corporation has not made any payments or made any other financials considerations to obtain the right of first refusal for this technology from the Delaware corporation. Two outside directors of the Corporation, Mr. Whitney Ward and Mr. Wayne Chiu have separately and independently chosen to obtain a minority interest in the Delaware Corporation. Any decision, on the part of the Corporation, to exercise the Corporation's right of first refusal to acquire the technology owned by the Delaware corporation would first require an independent third party valuation of the technology and may require shareholder approval under the governing rules of the Ontario Securities Commission and the Toronto Stock Exchange, given the financial interest of two directors of the Corporation and the involvement of a senior staff member.

The Corporation, among others including Dr. Norman Wong, Chief Scientific Officer and an insider of the Corporation, were named as a defendant in a statement of claim filed by the University of Calgary in January 2006, as amended in March 2006. In its claim, the University asserted a 35% interest in 4,089,481 common shares issued by the Corporation to Dr. Norman Wong, based on the alleged fact that Dr. Wong was issued the 4,089,481 common shares in consideration for a technology developed by Dr. Wong while employed at the University. This action was discontinued on May 12, 2008 against the Corporation and Dr. Norman Wong in a private settlement between Dr. Wong and the University of

Calgary. The Corporation was not required to pay any compensation to the University and has no ongoing obligation of any kind as part of the agreement pursuant to which the Action was discontinued.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, officer, nor any of their respective associates or affiliates is or has been at any time during the financial year ended April 30, 2008 been indebted to the Corporation, nor has any such individual been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation.

MANAGEMENT CONTRACTS

During the most recently completed financial year, there were no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

OTHER MATTERS

As of the date of this Management Information Circular, the board of directors and management know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, proxies in favour of management nominees will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The contents and the sending of this Management Information Circular have been approved by the Directors of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information of the Corporation's most recently completed financial year is provided in the Corporation's comparative financial statements and management discussion and analysis available on SEDAR. A shareholder may contact the Corporation at 202, 279 Midpark Way SE, Calgary, Alberta, T2X 1M2, Attention: CFO, to obtain a copy of the Corporation's most recent financial statements and management discussion and analysis.

Dated September 26, 2008

APPENDIX A

Board of Directors Terms of Reference

The board of directors (the "Board") of ResVerlogiX Corp. ("ResVerlogiX") is responsible for overseeing the conduct of the business of ResVerlogiX and the activities of management, who are responsible for the day-to-day conduct of the business.

1.   Composition and Operation

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains responsibility for managing its own affairs, including selecting its chair, planning its composition and size, nominating candidates for election to the Board, constituting committees of the Board, and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board, determining director compensation, and assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities. Subject to the articles and by-laws of ResVerlogiX and the *Business Corporations Act* (Alberta), the Board may constitute, seek the advice of, and delegate powers, duties and responsibilities to, committees of the Board.

2.   Responsibilities

The Board's primary responsibility is for the stewardship of ResVerlogiX and the Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that ResVerlogiX meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board may also consider the legitimate interests other stakeholders, such as employees, customers and communities, may have in ResVerlogiX. In broad terms, the stewardship of ResVerlogiX involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity.

3.   Specific Duties

The Board's specific duties, obligations and responsibilities fall into the categories outlined below.

   (a)   Legal Requirements

   (i)   The Board has oversight responsibility for ResVerlogiX's satisfaction of its legal obligations and for properly preparing, approving and maintaining ResVerlogiX's documents and records.

   (ii)   The Board has the statutory obligation to:

   A.   manage, or supervise the management of, the business and affairs of ResVerlogiX;

   B.   act honestly and in good faith with a view to the best interests of ResVerlogiX;

   C.   exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

   D.   act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereunder, ResVerlogiX's articles and by-laws, and other relevant legislation and regulations.

(iii)   The Board has the statutory obligation to consider as a board of directors, and may not delegate to management or to a committee of directors, certain matters including but not limited to the following matters:

    A. submission to the shareholders of any question or matter requiring the approval of the shareholders;

    B. filling a vacancy among the directors or in the office of auditor;

    C. appointing additional directors;

    D. issuing securities, including granting of options, except in the manner and on the terms authorized by the Board;

    E. declaring dividends;

    F. purchasing, redeeming or otherwise acquiring shares issued by ResVerlogiX, except in the manner and on the terms authorized by the Board;

    G. paying a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of ResVerlogiX from ResVerlogiX or from any other person, or procuring or agreeing to procure purchasers for shares of ResVerlogiX;

    H. approving any management proxy circular relating to a solicitation of proxies by or on behalf of the management of ResVerlogiX;

    I. approving any take over bid circular or directors' circular;

    J. approving any annual or interim financial statements of ResVerlogiX;

    K. approving the Annual Information Form of ResVerlogiX;

    L. adopting, amending or repealing by-laws; and

    M. recording and maintaining minutes of meetings of the Board.

(b)   Independence

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

(c)   Strategy Determination

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for ResVerlogiX and participating with management directly or through its committees in approving the mission of ResVerlogiX and the strategic plan by which ResVerlogiX proposes to achieve its goals including:

A. adopting a strategic planning process and reviewing and approving annually a corporate strategic plan and vision which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis;

B. reviewing and approving management's strategic and operational plans to ensure they are consistent with the corporate vision; and

C. monitoring performance against both short-term and long-term strategic plans and annual performance objectives.

(d) Managing Risk

The Board is responsible for understanding the principal risks of the business in which ResVerlogiX is engaged, and reviewing whether ResVerlogiX achieves a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of ResVerlogiX.

(e) Appointment, Training and Monitoring Senior Management

The Board is responsible for:

A. appointing the chief executive officer of ResVerlogiX (the "CEO"), monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties;

B. approving or developing the corporate objectives that the CEO is responsible for meeting and assessing the CEO against those objectives;

C. approving the appointment and remuneration of all officers of ResVerlogiX;

D. confirming that adequate provision has been made for the training and development of management and for the orderly succession of management; and

E. approving, as recommended by the Governance and HR Committee, the succession plans for the Chief Executive Officer and Chief Financial Officer.

(f) Corporate Social Responsibility, Ethics and Integrity

The Board is responsible for:

A. taking all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfying itself that the CEO and management create a culture of integrity throughout the organization;

B. approving ResVerlogiX's ethics policy; and

C. monitoring compliance with ResVerlogiX's ethics policy and grant and disclose, or decline, any waivers of the ethics policy for officers and directors.

(g) Reporting and Communication

The Board is responsible for:

A. verifying that ResVerlogiX has in place policies and programs to enable ResVerlogiX to communicate effectively with its shareholders, other stakeholders and the public generally;

B. verifying that the financial performance of ResVerlogiX is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

    C. verifying that ResVerlogiX's financial results are reported fairly and in accordance with generally accepted accounting principles;

    D. verifying the timely reporting of any other developments that have a significant and material effect on the value of ResVerlogiX;

    E.   reporting annually to shareholders on the Board's stewardship of the affairs of ResVerlogiX for the preceding year; and

    F.   adopting measures for receiving feedback from stakeholders and ensuring appropriate disclosures of the measures are made.

    G. annually reviewing ResVerlogiX's Whistleblower Policy and providing an awareness program to all employees.

(h)   Financial Reporting and Management

The Board will:

    A.   approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

    B.   approve annual operating and capital budgets;

    C.   satisfying itself that management has an appropriate system in place to ensure the integrity of internal control and management information systems, and reviewing the effectiveness of internal control procedures annually;

    D.   confirming that ResVerlogiX has a system in place for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

    E.   reviewing operating and financial performance results relative to established strategy, budgets and objectives and revising and altering its direction through management in response to changing circumstances; and

    F.   approving significant changes in accounting practices or policies.

(i)   Monitoring and Acting

The Board is responsible for:

    A.   ensuring that ResVerlogiX operates at all times within applicable laws and regulations to the highest ethical and moral standards;

    B.   approving and monitoring compliance with the significant policies and procedures by which ResVerlogiX is operated;

    C.   ensuring that ResVerlogiX sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

    D.   ensuring that ResVerlogiX has in place appropriate programs and policies for the health and safety of its employees in the workplace;

E.   annually reviewing and approving third party liability insurance;

F.   reviewing and considering for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy;

G.   taking action when ResVerlogiX's performance falls short of its goals and objectives or when other special circumstances warrant;

H.   approving director's compensation, as recommended by the Governance and HR Committee;

I.   approving individual director mandates that establish the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials; and

J.   annually conducting and reviewing a formal Board and Committee effectiveness assessment.

(j)   Outside Consultants or Advisors

At ResVerlogiX's expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant's or advisor's fees and other retention terms.

(k)   Review of the Board Terms of Reference

The Board shall assess the adequacy of these Terms of Reference annually and shall make any changes deemed necessary or appropriate.

(l)   Other

The Board may perform any other activities consistent with these terms of reference, ResVerlogiX's articles and by-laws, and any other governing laws, as the Board deems necessary or appropriate.

At the invitation of the Chair, one or more officers or employees or other advisors of Resverlogix may, and if required by the Board shall, attend a meeting of the Board. However, with respect to issues relating directly to the Chief Executive Officer or management of Resverlogix, the Committee may bar those individuals from attending meetings during a deliberation or voting process during that period of time.

RESVERLOGIX CORP.
INSTRUMENT OF PROXY

Proxy Solicited by Management for the Annual Meeting of
Resverlogix Corp. to be held on Tuesday, October 28, 2008

The undersigned, being a holder of Common Shares (the "Common Shares") of Resverlogix Corp. (the "Corporation"), hereby appoints **Donald J. McCaffrey** or, instead of him, **Kelly McNeill**, or instead of either of them, _____ _____, as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote (with all the power which the undersigned would possess according to the number of votes which the undersigned would be entitled to cast if personally present) at the Annual Meeting (the "Meeting") of the Corporation to be held at 2:00 p.m., Calgary time, on Tuesday, October 28, 2008 at the Calgary TELUS Convention Centre, The Glen 201 and 202 Rooms, 120 9th Avenue SE, Calgary, Alberta and at any adjournment thereof, and at every poll which may take place in consequence thereof upon the matters that may come before the Meeting and without restricting the general authorization and power hereby given, to vote at the Meeting as specifically directed below:

1.   FOR _____   AGAINST _____
      setting the number of directors to be elected at the Meeting at seven (7).

2.   FOR _____   WITHHOLD VOTE _____
      the election of the directors for the ensuing year as described in the accompanying Management Information Circular.

3.   FOR _____   WITHHOLD VOTE _____
      the re-appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation and authorizing the directors to fix the remuneration to be paid to the auditors.

In the absence of any specification in favor of, withheld or against any matter set out above, the said appointees shall be deemed to have been granted authority to vote the Shares represented by this Proxy in favour of the aforementioned resolutions.

A Shareholder may appoint as his proxy a person (who need not be a Shareholder) other than those named in this form of Proxy. A Shareholder wishing to appoint another person to attend and act on his behalf at the Meeting may do so by filling in the name of that person in the blank space in this Proxy form following the name of persons listed as proxy hereon or by completing another appropriate form of proxy.

If the Shareholder appoints any of the persons designated above, including persons other than Management Designees, as his proxy to attend and act at the said Meeting:

   (a) the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for;
   (b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and
   (c) **IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN THE ITEMS ABOVE, THE PROXY WILL BE VOTED <u>FOR</u> SUCH MATTERS.**

A Shareholder who has submitted a proxy for the Meeting may revoke it in writing at any time prior to 4:30 p.m. on the last business day preceding the day of the Meeting.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ____ day of _____, 2008.

_____
(Signature of Shareholder)

_____
(Name of Shareholder)

_____
(Number of Common Shares held)

The management of the Corporation knows of no amendments, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting that accompanies this Instrument of Proxy. However, if any such amendment, variation or other matter properly comes before the Meeting this proxy confers discretionary authority upon the Shareholder's proxy holder to vote on such amendment, variation or other such matter in accordance with his best judgment.

NOTES:
1. This Instrument of Proxy must be executed by the Shareholder, or the Shareholder's attorney authorized in writing. If the Shareholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, or the like, should so indicate and give their full title as such.

2. This Instrument of Proxy must be dated and signed exactly as the shares are registered. The duly completed Instrument of Proxy must be delivered to the office of Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1, or by fax at 403-233-2857, not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time fixed for holding the Meeting or any adjournment thereof.

News release via Canada NewsWire, Calgary 403-269-7605

        Attention Business Editors:
        International Steering Committee for RVX-208 IVUS Trial Formed

        <<
        Dr. Steven Nissen to Chair Steering Committee for Landmark ApoA-I Trial

        TSX Exchange Symbol: RVX
        >>

        CALGARY, Oct. 7 /CNW/ - Resverlogix Corp. ("Resverlogix" or the
"Company") (TSX:RVX) is pleased to announce the formation of the Steering
Committee for the RVX-208 Phase 2b clinical trial assessing atherosclerosis by
IVUS (Intravascular Ultrasound). This is a study in Acute Coronary Syndrome
patients expected to start in 2009.
        "We are honored to have an experienced and highly esteemed group of
internationally recognized cardiologists to lead this important IVUS
atherosclerosis study," said Mr. Donald J. McCaffrey, President and CEO of
Resverlogix. "ApoA-IMilano infusions have previously been shown to be the most
efficient means to reduce atherosclerosis, we will now test the hypothesis
that a permanent endogenous ApoA-I increase by oral administration of RVX-208
has the same capacity".

        <<
        Appointed members of the Phase 2b IVUS Steering Committee include:

        Chairman: Dr. Steven Nissen, M.D., Chairman of the Department of
        Cardiovascular Medicine located on the main campus of Cleveland
        Clinic.

        Principal Investigator: Dr. Stephen Nicholls, M.B.B.S, Ph.D., Medical
        Director of Intravascular Ultrasound and Angiography Core
        Laboratories at Cleveland Clinic and Clinical Director of the
        Cleveland Clinic Center for Cardiovascular Diagnostics and
        Prevention.

        Dr. Christie M. Ballantyne, M.D., Associate Chief and Professor,
        Section of Atherosclerosis and Lipoprotein Research, Baylor College
        of Medicine, Houston, Texas.

        Dr. John J.P. Kastelein, M.D., Ph.D., Professor of Medicine and
        Chairman of the Department of Vascular Medicine at the Academic
        Medical Centre (AMC) of the University of Amsterdam, where he holds
        the Strategic Chair of Genetics of Cardiovascular Disease and is the
        Director of the Atherosclerosis Research Group.

        Dr. Allen Taylor, M.D., Chief, Cardiology Service, Professor of
        Medicine, USUHS Walter Reed Army Medical Center in Washington, D.C.
        >>

        The role of the Steering Committee is to provide overall supervision of
the trial and ensure that it is being conducted in accordance with the
principles of Good Clinical Practice and FDA regulations. The Steering
Committee will agree on the trial protocol, any protocol amendments and
provide advice to the investigators on all aspects of the trial.
        Apolipoprotein A-I (ApoA-I), the main component of high-density
lipoprotein (HDL) represent the body's natural defense system against
atherosclerosis by mediating reverse cholesterol transport, i.e. transport of
peripheral cholesterol including that of the vessel wall to the liver for
elimination from the body. In multiple human and animal studies
over-expression or repeated infusion of ApoA-I inhibit progression and induce
regression of atherosclerosis in animals and humans.
        RVX-208, a novel small molecule drug that facilitates endogenous ApoA-I

production, is positioned as an emerging drug that holds the most promise for the treatment of atherosclerosis. RVX-208 is designed to increase ApoA-I production and thereby raise HDL levels thus enhancing HDL functionality to augment reverse cholesterol transport.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Email: Theresa(at)resverlogix.com; Donald McCaffrey, President & CEO, Resverlogix Corp., Phone: (403) 254-9252, Email: Don(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 12:09e 07-OCT-08

Attention Business Editors:
Resverlogix Issues a Management Statement

TSX Exchange Symbol: RVX

CALGARY, Oct. 7 /CNW/ - Resverlogix Corp. ("Resverlogix" or the
"Company") (TSX:RVX) announced today that in light of the recent significant
market drop of Resverlogix shares management feels it is prudent to restate
that the company fundamentals remain the same if not stronger in regards to
the Company's science and business developments. There is no reason for the
price drop other than the current global conditions. Management will present
an update as to the current business development discussions at the Annual
General Meeting on October 28th, at the Telus Convention Centre in Calgary
Alberta at 2:00pm

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the
development of novel therapies for important global medical markets with
significant unmet needs. The NexVas(TM) program is the Company's primary focus
which is to develop novel small molecules that enhance ApoA-I. These vital
therapies address the grievous burden of atherosclerosis and other important
diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and
other vascular disorders. The Company's secondary focus is TGF-Beta
Shield(TM), a program that aims to address burgeoning grievous diseases, such
as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange
(TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that
reflect the current views and/or expectations of Resverlogix Corp. with
respect to its performance, business and future events. Such statements are
subject to a number of risks, uncertainties and assumptions. Actual results
and events may vary significantly. The TSX Exchange does not accept
responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications,
Resverlogix Corp., Phone: (604) 538-7072, Email: Theresa(at)resverlogix.com;
Donald McCaffrey, President & CEO, Resverlogix Corp., Phone: (403) 254-9252,
Email: Don(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 12:30e 07-OCT-08

W VALIANT TRUST COMPANY

Subsidiary of Canadian Western Bank

LETTER OF CONFIRMATION

October 7, 2008

To: British Columbia Securities Commission
      Alberta Securities Commission
      Ontario Securities Commission
      Autorité des marches financiers

Dear Sirs:

Subject: Resverlogix Corp. ("Corporation")

We confirm that the following materials were sent by pre-paid mail on October 1, 2008 to the registered holders of common shares of the Corporation.

1.   Notice of Meeting / Management Proxy and Information Circular
2.   Proxy
3.   Mail List Card
4.   Proxy Return Envelope

We further confirm that copies of the items 1 through 3 were sent by courier on October 1, 2008 to those intermediaries holding common shares of the Corporation who responded directly to Valiant Trust Company with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

VALIANT TRUST COMPANY

Signed by *"Bonnie Steedman"*

Bonnie Steedman
Account Manager, Client Services

Attention Business Editors:
Resverlogix Eliminates Sixty Percent of Remaining Debt

Restructure allows new scientific and business development flexibility

TSX Exchange Symbol: RVX

CALGARY, Oct. 15 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX)
announced today that it has redeemed USD$10 million or approximately 60% of
its remaining USD$17.3 million debenture.
Donald McCaffrey, President and CEO of Resverlogix stated, "The economic
environment remains very volatile and challenging for companies around the
globe. This action limits our dilution on set terms that protect shareholders
value and it enhances our flexibility to proceed with our ongoing scientific
and business development plans. The US $10 million redemption will consist of
2.4 million common shares with a value of US $5.5 million and US $4.5 million
cash. Under the terms of the amendment, the conversion price has been amended
to a five day volume weighted average price of $3.07 less 15% in exchange for
debenture holders agreeing to restrict any put options until March 31, 2009.
Along with the removal of future certain dilution factors the Company has also
gained the option to buy out any remaining debenture at a 25% premium."

<<
The following are key terms of the restructured convertible debenture:
- In addition to the March 31, 2009 restriction on the put option, the
  ability to put to the Company in common shares has been waived by the
  debt holders.
- The remaining principal balance of $278,000 carrying a 15% interest
  rate from the January 2007 convertible debenture has been reduced to
  12% and rolled into the remaining convertible debt instrument.
- Mandatory conversion of the entire debt at the Company's option at
  $5.22, subject to certain trading conditions being met.
- The 1,467,349 outstanding warrants have been repriced to $3.07.
>>

To assist shareholders with understanding the salient and beneficial
points to this amendment Resverlogix will post key facts to SEDAR.
Rodman & Renshaw, LLC served as an advisor to the company.
The transactions are subject to TSX approval.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the
development of novel therapies for important global medical markets with
significant unmet needs. The NexVas(TM) program is the Company's primary focus
which is to develop novel small molecules that enhance ApoA-I. These vital
therapies address the grievous burden of atherosclerosis and other important
diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and
other vascular disorders. The Company's secondary focus is TGF-Beta
Shield(TM), a program that aims to address burgeoning grievous diseases, such
as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange
(TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that
reflect the current views and/or expectations of Resverlogix Corp. with
respect to its performance, business and future events. Such statements are
subject to a number of risks, uncertainties and assumptions. Actual results
and events may vary significantly. The TSX Exchange does not accept
responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Kelly McNeill, Chief Financial Officer, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Kelly(at)resverlogix.com; Website: www.resverlogix.com/
          (RVX.)

CO: Resverlogix Corp.

CNW 09:33e 15-OCT-08

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

    Resverlogix Corp.
    202, 279 Midpark Way SE
    Calgary, AB T2X 1M2

2. **Date of Material Change**

    October 15, 2008

3. **News Release**

    October 15, 2008 via CNW Group

4. **Summary of Material Change**

    Resverlogix Corp. ("Resverlogix") announced today that it has redeemed USD$10 million or approximately 60% of its remaining USD$17.3 million debenture.

5. **Full Description of Material Change**

    Resverlogix Corp. ("Resverlogix") announced today that it has redeemed USD$10 million or approximately 60% of its remaining USD$17.3 million debenture.

    Donald McCaffrey, President and CEO of Resverlogix stated, "The economic environment remains very volatile and challenging for companies around the globe. This action limits our dilution on set terms that protect shareholders value and it enhances our flexibility to proceed with our ongoing scientific and business development plans. The US $10 million redemption will consist of 2.4 million common shares with a value of US $5.5 million and US $4.5 million cash. Under the terms of the amendment, the conversion price has been amended to a five day volume weighted average price of $3.07 less 15% in exchange for debenture holders agreeing to restrict any put options until March 31, 2009. Along with the removal of future certain dilution factors the Company has also gained the option to buy out any remaining debenture at a 25% premium."

    The following are key terms of the restructured convertible debenture:
    *   In addition to the March 31, 2009 restriction on the put option, the ability to put to the Company in common shares has been waived by the debt holders.
    *   The remaining principal balance of $278,000 carrying a 15% interest rate from the January 2007 convertible debenture has been reduced to 12% and rolled into the remaining convertible debt instrument.
    *   Mandatory conversion of the entire debt at the Company's option at $5.22, subject to certain trading conditions being met.
    *   The 1,467,349 outstanding warrants have been repriced to $3.07.

    The transactions are subject to TSX approval.

6. **Reliance of subsection 7.1(2) of National Instrument 51-102**

    N/A

7. **Omitted Information**

    N/A

8.   **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9.   **Date of Report**

October 15, 2008

